

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2014

<u>Via E-mail</u>
James Endee
President and Chief Executive Officer
3D Total Solutions, Inc.
75 Danbury Road, Suite 508
Ridgefield, CT 06877

> **Re: 3D Total Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 17, 2014**
> **File No. 333-197477**

Dear Mr. Endee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in your offering.

2.   Please provide the dealer prospectus delivery legend required by Item 502(b) of Regulation S-K.

<u>Outside Front Cover Page of Prospectus</u>

3.   Please clarify in the first paragraph where you state "we are offering for sale a total of 4,513,300 shares of common stock" that the company is offering 1,000,000 shares. State the number of shares being offered by the selling shareholders and revise the disclosure as necessary to distinguish the company's best efforts offering from the selling shareholder offering. In this regard, we note your disclosures in the second paragraph regarding the timing of the offering; revise to clarify, as you disclose elsewhere in the filing, that the selling shareholder component will continue for 12 months from the date of effectiveness of the registration statement, and revise references to 4,513,300 shares to discuss only the 1,000,000 shares being offered by the company, as applicable.

4.   Given that you currently have no operations and have assets consisting only of cash and cash equivalents, it appears that you are a shell company as defined in Securities Act Rule 405. Please disclose on the cover page that you are a shell company, and add a risk factor that discloses that the Securities Act Rule 144 safe harbor is not available for the resale of any restricted securities issued by a shell company and discusses the potential effect on your ability to attract additional capital in the future through unregistered offerings. Alternatively, provide your legal analysis supporting your belief that you are not a shell company.

<u>Prospectus Summary, page 1</u>

5.   Please revise the penultimate paragraph on page 1 to state the minimum amount of financing you will need to conduct your business activities for the next 12 months in addition to the funding needed to pay for ongoing SEC filing requirements.

<u>Use of Proceeds, page 14</u>

6.   We note your statement on page 3 that you will use a portion of the proceeds to "pay accrued fees and compensation pursuant to contracts approximating $25,000." Please revise your use of proceeds disclosure to describe this planned use of proceeds. Further, please tell us whether any portion of the proceeds will be used to repay amounts due under your note payable to New Skyline Partners, and if so, revise your disclosure accordingly.

7.   The table describing your planned use of proceeds from the offering if 10%, 25%, 50%, 75% or 100% of the shares are sold appears to contemplate only payment of expenses related to the offering without providing any information on how you intend to use the net proceeds. This section should describe the principal purposes for which the net proceeds are intended to be used, and where fewer than all of the securities to be offered may be sold, the order of priority for the proceeds should be indicated. Please revise accordingly or advise.

Selling Shareholders, page 16

8.   Please disclose the person or persons who have sole or shared voting and/or investment power over the securities owned by New Skyline Partners, LLC. See Item 507 of Regulation S-K and, for guidance, refer to Questions 140.01 and 140.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K. Please also provide this information in footnote 4 to the beneficial owner table on page 30.

Description of Business, page 23

9.   Please disclose the total number of employees and the number of full-time employees you employ. See Item 101(h)(4)(xii) of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation

Plan of Operation, page 26

10.   Please revise this section to describe a specific plan of operation for the next 12 months by providing a thorough and detailed description of your business plan, including each business activity and the steps you will take to implement each aspect of your business plan. For example, we note your disclosure on page 25 that you anticipate sales of your products will be predominately Internet based until the fourth quarter of 2014. Explain how and when you expect to have a product ready for sale on the Internet, as well as your plans for transitioning to other sales channels, and revise to avoid the potential suggestion that you are already offering products for sale online. For each step necessary to implement your business plan, please provide a timeline for completion and disclose the material costs associated with completing each step and your anticipated funding source for each step.

Limited Operating History; Need for Additional Capital, page 27

11.   We note your disclosure that the company's success or failure will be initially determined by the availability of additional financing. On page 14 you disclose that if the company is unable to sell enough shares to complete its plan of operations, the business could fail. Please revise to describe management's plan to obtain additional financing, including the amount of minimum proceeds necessary to meet your operating needs for at least the next 12 months. As this is a "best-efforts" offering, describe management's plan should this offering not provide sufficient funding. Refer to Item 303(a)(1) of Regulation S-K as well as FRC 501.03(a) and Section IV of Interpretive Release 33-8350 for additional guidance.

Certain Relationships and Related Transactions, page 30

12.   Please provide all disclosures required by Item 404 of Regulation S-K. In this regard, we
        note you have not provided in this section information regarding your note payable to
        New Skyline Partners, LLC pursuant to the requirements of Item 404, including
        Instruction 4 to Item 404(a). Please revise accordingly.

Consolidated Statement of Operations, page F-3

13.   Please revise to present the statement of operations for the cumulative period from
        inception through March 31, 2014. Similarly revise your Statements of Cash Flows.
        Refer to ASC 915-225-45 and ASC 915-230-45.

Note 3 – Going Concern, F-35

14.   You disclose that the ability of the company to continue as a going concern is dependent
        upon its ability to further implement its business plan and generate sufficient revenue and
        its ability to raise additional funds by way of a public or private offering. On page 27
        you disclose that the company currently has no arrangements in place for additional
        financing. Please revise this note to comply with FRC 607.02 and paragraph 10 of
        PCAOB Interim Auditing Standards AU Section 341 by describing the mitigating factors
        and management's plan to obtain additional financing. Such disclosure should disclose
        the amount of minimum proceeds necessary to remove the threat and enable the company
        to remain viable for at least the 12 months following the date of the financial statements.

Part II – Information Note Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page 32

15.   For each unregistered offering, please specify the exemption from registration claimed
        and provide a more detailed discussion of the facts relied upon to make the exemption
        available. See Item 701(d) of Regulation S-K. Disclose the number of non-accredited
        investors for each offering with respect to which you relied on Rule 506 of Regulation D.

Signatures

16.   The registration statement has not been signed by your controller or principal accounting
        officer. See Instruction 1 to Signatures for Form S-1. Any person who occupies more
        than one of these specified positions must indicate each capacity in which they sign the
        registration statement. See Instruction 2 to Signatures for Form S-1. Please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or me at (202) 551-3483 with any other questions. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Via E-mail
        Jeffrey M. Stein, Esq.
        JMS Law Group, PLLC